                                   FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                            REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September 2003


                            AETERNA LABORATORIES INC.
                (Translation of registrant's name into English)

                       1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F             Form 40-F    X
                                 -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes                    No    X
                                 -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                DOCUMENTS INDEX
Documents Description

1.   Material Change Report dated October 3rd, 2003

                            MATERIAL CHANGE REPORT

                                    UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
         SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR),
             SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
                  SECTION 112 OF THE SECURITIES ACT (MANITOBA),
             SECTION 146(1)(b) OF THE SECURITIES ACT (ALBERTA) AND
           SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)

ITEM 1.   REPORTING ISSUER

          AEterna Laboratories ("AETERNA" or the "CORPORATION")
          1405 Parc Technologique Blvd.
          Quebec City, Quebec, Canada G1P 4P5

ITEM 2.   DATE OF MATERIAL CHANGE

          September 24, 2003

ITEM 3.   PRESS RELEASE

          A press release was issued through Canada News Wire on September 24, 2003

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          AEterna reported the results of the Phase III trial in renal cell carncinoma evaluating Neovastat, the Corporation's antiangiogenic compound, and the results showed that the study did not meet its primary endpoint of improving overall median survival time. However, significant survival advantage was observed in a subgroup of healthier patients with clear cell histology and only a single metastatic site. This 38 patient subgroup showed a median survival time of 26.3 months for those treated with Neovastat compared to
          12.6 months for patients receiving a placebo (p = 0.0236).

          This randomized, double-blind, placebo-controlled study was conducted in approximately 50 hospitals and clinical centers throughout Canada, the United

          States and Europe. It was designed to evaluate the efficacy of AEterna's antiangiogenic treatment, Neovastat, in prolonging survival of patients with progressive metastatic renal cell carcinoma, refractory to immunotherapy.

          Patient recruitment opened in May 2000 and was completed in December 2001. The trial involved 305 patients who had failed to respond to immunotherapy. From this number, 153 patients were administered Neovastat, while 152 patients were given a placebo. Overall median survival for the Neovastat group was 12.4 months compared to 12.3 months for the placebo group. Analysis of a pre-planned stratification showed that healthier patients with clear cell histology showed statistically significant clinical benefit, 26.3 months for Neovastat versus 12.6 months for the placebo group.

ITEM 6.   RELIANCE ON PROVISIONS APPLYING TO THE CONFIDENTIAL FILING

          N/A

ITEM 7.   OMITTED INFORMATION

          N/A

ITEM 8.   SENIOR OFFICER

          For further information, please contact:

          Claude Vadboncoeur
          Vice President, Legal Affairs and Corporate Secretary

          Tel.: (418) 652-8525

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

This report is executed at Quebec City on this 3rd day of October 2003.

                                        (SIGNED) CLAUDE VADBONCOEUR
                                        --------------------------------------
                                        Claude Vadboncoeur
                                        Vice President, Legal Affairs
                                        and Corporate Secretary

                                   SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AETERNA LABORATORIES INC.



Date: October 3rd, 2003 by:
                                        -----------------------------------
                                        Claude Vadboncoeur
                                        Vice President, Legal Affairs and
                                        Corporate Secretary